Exhibit 99.1

News Release

Media Contacts: Doug Kline/Jennifer Andrews
Sempra Energy
(877) 866-2066
www.sempra.com

Financial Contacts: Dennis Arriola/Karen Sedgwick
Sempra Energy
(877) 736-7727

SEMPRA ENERGY'S THIRD-QUARTER 2004 NET INCOME RISES 9.5 PERCENT

- **Power Generation, Energy Trading Net Income Increase Sharply**
- **2004 Earnings Guidance Raised to $3.15 to $3.25 per Share**

SAN DIEGO, Nov. 4, 2004 -- Sempra Energy (NYSE: SRE) today reported third-quarter 2004 earnings of $231 million, or $0.98 per diluted share, compared with $211 million, or $1.00 per diluted share, in the third quarter 2003.

For the first nine months of 2004, Sempra Energy's earnings were $549 million, or $2.36 per diluted share, up 19 percent per share over the $415 million, or $1.98 per diluted share, for the same period in 2003. Earnings per share in 2004 have been affected by a greater number of shares outstanding.

"Our strong third-quarter results reflect the continued growth in our power-generation and energy-trading businesses," said Stephen L. Baum, chairman and chief executive officer of Sempra Energy. "Our year-to-date performance and positive outlook for the remainder of the year put us on pace for record results."

Based on the updated outlook, Baum said the company is raising its 2004 earnings-per-share guidance range to $3.15 to $3.25 from $2.90 to $3.10.

Sempra Energy's revenues in the third quarter 2004 were $2.2 billion, compared with $2.1 billion in the third quarter last year.

OPERATING HIGHLIGHTS

Sempra Energy Utilities

Net income for Southern California Gas Co. in the third-quarter 2004 rose to $68 million from $53 million in the year-earlier period, due to higher revenues and an after-tax $9 million one-time gain from a property sale. SoCalGas' third-quarter 2003 results included an after-tax charge of $32 million for litigation costs and losses associated with a sublease.

Third-quarter 2004 net income for San Diego Gas & Electric (SDG&E) was $60 million, compared with $120 million in last year's third quarter. Third-quarter 2003 results included an after-tax, one-time positive contribution of $65 million from the settlement of litigation with the California Public Utilities Commission (CPUC) related to intermediate-term power-purchase contracts owned by SDG&E, offset by an after-tax charge of $11 million for litigation costs.

Sempra Energy Trading

In the third quarter 2004, Sempra Energy Trading's net income doubled to $44 million from $22 million in last year's third quarter, driven primarily by increased profitability in its petroleum trading operations.

"Through the first three quarters, Sempra Energy Trading has earned $143 million and is off to a solid start in the fourth quarter," said Baum.

Sempra Energy Resources

Sempra Energy Resources' net income rose to $64 million in the third quarter 2004 from $33 million in the year-earlier period, due to an increase in contracted power sales and a full quarter of contributions from the new Texas power plants acquired in July 2004.

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Sempra Energy International

Sempra Energy International's third-quarter 2004 net income was $7 million, compared with a $32 million loss last year during the same period. Quarterly results last year included an after-tax charge of $50 million related to the write-down of the carrying value of assets of Frontier Energy, a North Carolina-based gas utility subsidiary.

Sempra Energy LNG

Last month, Sempra Energy LNG announced two milestone agreements that have enabled the company to contract for the entire processing capacity of its Energía Costa Azul liquefied natural gas (LNG) receipt terminal in Baja California, Mexico. Site preparation has begun and discussions already are underway with existing customers and others for expansion of the facility.

The agreements ensure that Sempra Energy LNG retains full ownership and operating responsibility for the Energía Costa Azul terminal. The company signed a 20-year agreement with Shell International Gas Limited to provide Shell with half the capacity of the terminal. Sempra Energy LNG also signed a 20-year agreement with BP and its Tangguh LNG partners to supply the other half of the terminal's capacity with LNG from Indonesia. The total initial gas processing capacity for the Energía Costa Azul facility is 1 billion cubic feet per day. Operations are scheduled to begin in 2008.

Sempra Energy LNG also is developing LNG receipt terminals near Lake Charles, La., and Port Arthur, Texas.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with key company executives. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering the passcode, 178618.

-more-

Sempra Energy (NYSE: SRE), based in San Diego, is a Fortune 500 energy services holding company with 2003 revenues of $7.9 billion. The Sempra Energy companies' 13,000 employees serve more than 10 million customers in the United States, Europe, Canada, Mexico, South America and Asia.

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This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: national, international, regional and local economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other regulatory bodies in the United States and other countries; capital market conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas; weather conditions and conservation efforts; war and terrorist attacks; business, regulatory, environmental, and legal decisions and requirements; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.

Sempra Energy Trading, Sempra Energy Resources, Sempra Energy International, Sempra Energy LNG and Sempra Energy Solutions are not the same as the utilities, San Diego Gas & Electric and Southern California Gas Co.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Dollars in millions, except per share amounts)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Operating revenues				
California utilities:				
Natural gas	$ 909	$ 870	$ 3,189	$ 2,961
Electric	445	576	1,246	1,368
Other	811	612	2,086	1,492
Total operating revenues	2,165	2,058	6,521	5,821
Operating expenses				
California utilities:				
Cost of natural gas	438	372	1,744	1,529
Cost of electric fuel and purchased power	143	128	425	428
Other cost of sales	484	371	1,186	886
Other operating expenses	530	668	1,597	1,631
Depreciation and amortization	171	158	501	455
Franchise fees and other taxes	54	54	171	167
Total operating expenses	1,820	1,751	5,624	5,096
Operating income	345	307	897	725
Other income - net	40	34	58	38
Interest income	25	8	58	30
Interest expense	(74)	(78)	(234)	(223)
Preferred dividends / distributions by subsidiaries	(2)	(2)	(7)	(17)
Income from continuing operations before income taxes	334	269	772	553
Income tax expense	103	58	191	109
Income from continuing operations	231	211	581	444
Loss from discontinued operations, net of tax	-	-	(30)	-
Loss on disposal of discontinued operations, net of tax	-	-	(2)	-
Income before cumulative effect of change in accounting principle	231	211	549	444
Cumulative effect of change in accounting principle, net of tax	-	-	-	(29)
Net income	$ 231	$ 211	$ 549	$ 415
Basic earnings per share:				
Income from continuing operations	$ 1.01	$ 1.01	$ 2.55	$ 2.14
Discontinued operations, net of tax	-	-	(0.14)	-
Cumulative effect of change in accounting principle, net of tax	-	-	-	(0.14)
Net income	$ 1.01	$ 1.01	$ 2.41	$ 2.00
Weighted-average number of shares outstanding (thousands)	229,376	208,816	227,412	207,620
Diluted earnings per share:				
Income from continuing operations	$ 0.98	$ 1.00	$ 2.50	$ 2.12
Discontinued operations, net of tax	-	-	(0.14)	-
Cumulative effect of change in accounting principle, net of tax	-	-	-	(0.14)
Net income	$ 0.98	$ 1.00	$ 2.36	$ 1.98
Weighted-average number of shares outstanding (thousands)	235,936	212,273	232,366	210,160
Dividends declared per share of common stock	$ 0.25	$ 0.25	$ 0.75	$ 0.75

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS *(Unaudited)*

(Dollars in millions)	September 30, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 267	$ 432
Short-term investments	-	363
Accounts receivable	770	1,002
Due from affiliate	7	-
Income taxes receivable	-	1
Deferred income taxes	58	2
Interest receivable	82	62
Trading assets	6,156	5,250
Regulatory assets arising from fixed-price contracts and other derivatives	155	144
Other regulatory assets	109	89
Inventories	225	147
Other	198	157
Current assets of continuing operations	8,027	7,649
Current assets of discontinued operations	82	220
Total current assets	8,109	7,869
Investments and other assets:		
Due from affiliates	45	55
Regulatory assets arising from fixed-price contracts and other derivatives	530	650
Other regulatory assets	476	552
Nuclear decommissioning trusts	575	570
Investments	1,132	1,114
Sundry	750	706
Total investments and other assets	3,508	3,647
Property, plant and equipment - net	10,847	10,474
Total assets	$ 22,464	$ 21,990
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 435	$ 28
Accounts payable	834	841
Income taxes payable	302	156
Deferred income taxes	-	26
Trading liabilities	4,860	4,457
Dividends and interest payable	134	136
Regulatory balancing accounts - net	347	424
Fixed-price contracts and other derivatives	164	148
Current portion of long-term debt	99	1,433
Other	690	681
Current liabilities of continuing operations	7,865	8,330
Current liabilities of discontinued operations	19	52
Total current liabilities	7,884	8,382
Long-term debt	4,414	3,841
Deferred credits and other liabilities:		
Due to affiliates	362	362
Customer advances for construction	85	89
Postretirement benefits other than pensions	121	131
Deferred income taxes	170	208
Deferred investment tax credits	80	84
Regulatory liabilities arising from cost of removal obligations	2,331	2,238
Regulatory liabilities arising from asset retirement obligations	300	303
Other regulatory liabilities	112	108
Fixed-price contracts and other derivatives	530	680
Asset retirement obligations	321	313
Deferred credits and other	1,194	1,182
Total deferred credits and other liabilities	5,606	5,698
Preferred stock of subsidiaries	179	179
Shareholders' equity	4,381	3,890
Total liabilities and shareholders' equity	$ 22,464	$ 21,990

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

(Dollars in millions)	Nine months ended September 30, 2004		2003
Cash Flows from Operating Activities:			
Net income	$ 549		$ 415
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss from discontinued operations, net of tax	30		-
Loss on disposal of discontinued operations, net of tax	2		-
Cumulative effect of change in accounting principle	-		29
Depreciation and amortization	501		455
Impairment losses	8		79
Deferred income taxes and investment tax credits	(7)		(160)
Other - net	8		38
Net changes in other working capital components	(523)		75
Changes in other assets	(66)		(36)
Changes in other liabilities	21		28
Net cash provided by continuing operations	523		923
Net cash used in discontinued operations	(30)		-
Net cash provided by operating activities	493		923
Cash Flows from Investing Activities:			
Expenditures for property, plant and equipment	(782)		(664)
Proceeds from sale of assets	371	(1)	-
Proceeds from disposal of discontinued operations	137		-
Investments and acquisitions of subsidiaries, net of cash acquired	(70)		(182)
Dividends received from affiliates	50		21
Affiliate loan	-		(54)
Other - net	-		(8)
Net cash used in investing activities	(294)		(887)
Cash Flows from Financing Activities:			
Common dividends paid	(162)		(155)
Issuances of common stock	120		81
Repurchases of common stock	(1)		(6)
Issuances of long-term debt	897		400
Payments on long-term debt	(1,648)		(481)
Increase in short-term debt - net	434		89
Other - net	(4)		(8)
Net cash used in financing activities	(364)		(80)
Decrease in cash and cash equivalents	(165)		(44)
Cash and cash equivalents, January 1	432		455
Cash and cash equivalents, September 30	$ 267		$ 411

(1) Primarily proceeds from the sale of U.S. Treasury obligations which previously securitized the Mesquite synthetic lease.


SEMPRA ENERGY
Table D


BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net Income				
California Utilities:				
San Diego Gas & Electric	$ 60	$ 120	$ 140	$ 206
Southern California Gas	68	53	174	148
Total California Utilities	128	173	314	354
Global Enterprises:				
Trading	44	22	143	67
Resources	64	33	123	48
International	7	(32) (3)	35	(7) (3)
LNG	(4)	-	-	-
Solutions	1	-	1	8
Total Global Enterprises	112	23	302	116
Financial	10	13	26	32
Parent & Other	(19)	2	(61)	(58)
Continuing Operations	231	211	581	444
Discontinued Operations (1)	-	-	(32)	-
Cumulative Effect of Change in Accounting Principle	-	-	-	(29) (2)
Consolidated Net Income	$ 231	$ 211	$ 549	$ 415

(1) Reflects Atlantic Electric & Gas and includes ($2) related to the disposal.

(2) The effects to Trading and Solutions were ($28) and ($1), respectively.

(3) Includes ($50) write-down of the carrying value of assets of Frontier Energy.

(Dollars in millions)	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Capital Expenditures and Investments				
California Utilities:				
San Diego Gas & Electric	$ 102	$ 102	$ 283	$ 285
Southern California Gas	90	82	234	217
Total California Utilities	192	184	517	502
Global Enterprises:				
Resources	104	60	153	231
Trading	21	8	103	20
International	7	10	18	37
LNG	8	-	35	28
Total Global Enterprises	140	78	309	316
Parent & Other	9	9	26	28
Consolidated Capital Expenditures and Investments	$ 341	$ 271	$ 852	$ 846

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

CALIFORNIA UTILITIES	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 545	$ 662	$ 1,649	$ 1,735
SoCalGas (excludes intercompany sales)	$ 809	$ 784	$ 2,786	$ 2,594
Gas Sales (Bcf)	67	65	288	279
Transportation and Exchange (Bcf)	162	163	411	410
Total Deliveries (Bcf)	229	228	699	689
Total Gas Customers (Thousands)			6,271	6,188
Electric Sales (Millions of kWhs)	4,247	4,160	11,806	11,223
Direct Access (Millions of kWhs)	902	891	2,560	2,456
Total Deliveries (Millions of kWhs)	5,149	5,051	14,366	13,679
Total Electric Customers (Thousands)			1,312	1,293

RESOURCES				
Power Sold (Millions of kWhs)	6,435	4,011	14,796	7,464

SOLUTIONS				
Revenues (Dollars in millions)	$ 38	$ 37	$ 111	$ 134

INTERNATIONAL

(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).

Natural Gas Sales (BCF)				
Argentina	78	78	191	174
Mexico	13	11	33	30
Chile	1	1	2	2
Natural Gas Customers (Thousands)				
Argentina			1,444	1,398
Mexico			99	90
Chile			37	36
Electric Sales (Millions of kWhs)				
Peru	997	996	3,020	3,009
Chile	474	445	1,484	1,379
Electric Customers (Thousands)				
Peru			744	727
Chile			504	492

TRADING

Trading Margin (Dollars in millions)	Three months ended September 30,				Nine months ended September 30,			
	2004		2003		2004		2003	
Geographical:								
North America	$	118	$	111	$	359	$	262
Europe/Asia		53		24		173		97
Total	$	171	$	135	$	532	$	359
Product Line:								
Gas	$	(13)	$	21	$	78	$	113
Power		24		36		53		48
Oil - Crude & Products		107		27		196		77
Metals		17		21		125		47
Other		36		30		80		74
Total	$	171	$	135	$	532	$	359

Physical Statistics				
Natural Gas (BCF/Day)	13.5	13.2	13.3	13.3
Electric (Billions of kWhs)	85.6	81.7	253.7	213.1
Oil & Liquid Products (Millions Bbls/Day)	2.5	1.4	2.1	1.6

Net Unrealized Revenue (Dollars in millions)	Fair Market Value September 30, 2004		Scheduled Maturity (in months)							
			0 - 12		13 - 24		25 - 36		> 36	
Sources of Over-the-Counter (OTC) Fair Value:										
Prices actively quoted	$	623	$	548	$	50	$	(1)	$	26
Prices provided by other external sources		1		(9)						10
Prices based on models and other valuation methods		(22)		(33)						11
Total OTC Fair Value (1)		602		506		50		(1)		47
Maturity of OTC Fair Value										
Percentage		100.0%		84.1%		8.3%		-0.2%		7.8%
Cumulative Percentages				84.1%		92.4%		92.2%		100.0%
Exchange Contracts (2)	$	188	$	249	$	(58)	$	(1)	$	(2)
Total Net Unrealized Revenue	$	790								

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Commodity Exchanges	10%	8%	6%	8%	8%
Investment Grade	70%	71%	63%	70%	66%
Below Investment Grade	20%	21%	31%	22%	26%

Risk Adjusted Performance Indicators	Three months ended September 30,				Nine months ended September 30,			
	2004		2003		2004		2003	
VaR at 95% (Dollars in millions) (1)	$	8.4	$	6.2	$	6.9	$	7.2
VaR at 99% (Dollars in millions) (2)	$	11.9	$	8.7	$	9.7	$	10.2
Risk Adjusted Return on Capital (RAROC) (3)		45%		17%		40%		20%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level